Mail stop 3561

      November 2, 2005


Mr. Richard D.Fain
Chairman and Chief Executive Officer
Royal Caribbean Cruises, Ltd.
1050 Caribbean Way
Miami, FL 33132

      Re:	Royal Caribbean Cruises, Ltd.
      Form 10-K for the year ended December 31, 2004
      File No. 001-11884
		Filed March 14, 2005

Dear Mr. Fain:

      We have reviewed your response letter dated October 27, 2005 and have the following comment. Where indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2004

Note 12 - Commitments and Contingencies, page F-18
1. We note your response to prior comment 8. Given the magnitude of the potential contingency related to the Brilliance lease agreement, it appears that this agreement would be material to your business. We also note that you have filed as an exhibit to your financial statements other lease agreements which appear to be less material to your business than the Brilliance lease agreement. Please file a copy of the Brilliance lease agreement as an exhibit to your financial statements. You may file the agreement as an exhibit to a future filing.

* * * * *

	Please file your response to our comment via EDGAR within 10 business days from the date of this letter. Please understand that we may have additional comments after reviewing your response.

      You may contact Tracie Northan at 202-551-3311, Lyn Shenk at 202-551-3380, or me at 202-551-3812 if you have questions regarding
our comment.


Sincerely,



Michael Fay
Branch Chief Accountant

Via facsimile:  Luis E. Leon, CFO
		(305) 372-0441


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Mr. Richard D. Fain
Royal Caribbean Cruises, Ltd.
November 2, 2005
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